UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOSAIC INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company

Atria Corporate Center - Suite E490

3033 Campus Drive

Plymouth, MN 55441

763-577-2700

MOSAIC INVESTMENT PLAN

Plan No. 004

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

MOSAIC INVESTMENT PLAN

Plan No. 004

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Mosaic Investment Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Mosaic Investment Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 27, 2013

MOSAIC INVESTMENT PLAN

Plan No. 004

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value	$469,299,842	$415,668,730

Receivables:
Employer contributions	13,353,166	12,214,611
Participant contributions	1,530	—
Notes receivable from participants	6,588,585	6,205,911

Total receivables	19,943,281	18,420,522

Net assets available for benefits before adjustment	489,243,123	434,089,252

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,874,108)	(3,243,638)

Net assets available for benefits	$485,369,015	$430,845,614

See accompanying notes to financial statements.

2

MOSAIC INVESTMENT PLAN

Plan No. 004

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:
Investment income:
Interest and dividends	$9,197,375	$11,275,928
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Common / collective trusts	6,879,830	—
Mutual funds	26,626,675	(10,019,532)
Mosaic stock fund	6,734,216	(27,766,880)

Net investment income (loss)	49,438,096	(26,510,484)

Contributions:
Participants	17,747,801	16,477,556
Employer	22,907,028	21,804,673

Total contributions	40,654,829	38,282,229
Asset transfers from qualified plans	277,932	108,959
Other	(4,353)	35,942

Total additions	90,366,504	11,916,646

Deductions from net assets attributed to:
Benefits paid	35,515,335	37,627,703
Asset transfers to qualified plans	—	183,353
Administrative fees	327,768	218,557

Total deductions	35,843,103	38,029,613

Net increase (decrease)	54,523,401	(26,112,967)

Net assets available for benefits:
Beginning of year	430,845,614	456,958,581

End of year	$485,369,015	$430,845,614

See accompanying notes to financial statements.

3

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of the Plan

The following description of the Mosaic Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established on March 1, 1988. The Plan is a defined contribution plan maintained by The Mosaic Company (the Company) for eligible U.S. salaried and nonunion hourly employees. Employees are eligible to participate in the Plan immediately upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions from 1% to 75% of participants’ eligible pay (subject to Internal Revenue Service (IRS) annual statutory limits of $17,000 and $16,500 for 2012 and 2011, respectively) in before-tax dollars, after-tax dollars, or a combination of both. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). For the years ended December 31, 2012 and 2011, the Company made matching contributions equal to 100% of the first 3% of the participants’ compensation contributed and 50% of the next 3% of the participants’ compensation contributed. The Company also makes an annual nonelective employer contribution that is based on a percentage of the employee’s eligible pay, subject to certain limitations and requirements. The Company made nonelective employer contributions of $11,850,478 and $11,074,753 in 2012 and 2011, respectively. At the sole discretion of Mosaic’s Board of Directors or its designee, the Company may make an annual discretionary employer contribution. The Company made discretionary employer contributions of $1,833,628 and $2,574,910 in 2012 and 2011, respectively. All or any portion of the profit sharing or Company matching contributions initially deposited to the Mosaic Stock Fund may be in the form of cash or shares of Company common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for the nonelective employer contribution or the discretionary employer contribution.

Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Each participant’s account is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

4	(Continued)

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2012 and 2011

(d)	Administrative Expenses

Administrative expenses are to be paid by the Plan but may be paid by the Company.

(e)	Investment Programs

The Plan’s investments are administered by Vanguard Fiduciary Trust Company. Participants can choose from among twenty-five investment funds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

(f)	Vesting

Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the nonelective employer contribution and the discretionary employer contribution portions of their account after either three years of service, attaining age 65, or death while an employee. Forfeitures of nonvested participant accounts are used first to restore nonelective employer contributions for reemployed employees who are entitled to have forfeitures restored and are then used to offset nonelective employer contributions. In 2012 and 2011, employer contributions were reduced by $197,842 and $198,172, respectively, from forfeited nonvested accounts.

(g)	Withdrawals

Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59 1/2 or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.

Subject to potential IRS penalties, participants whose employment is terminated and have a vested account balance in excess of $5,000 may receive their distribution in a lump sum or installments that commence immediately after termination or a later date, but no later than age 70 1/2. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(h)	Notes Receivable from Participants

Eligible participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. Eligible participants may have one loan outstanding at any given time. Account balances attributable to the Company matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 6 months to 5 years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prevailing prime

5	(Continued)

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2012 and 2011

rate, as quoted in The Wall Street Journal at time of issuance. The interest rate on outstanding loans ranged from 4.25% to 9.25%. Principal and interest are paid through payroll deductions.

Notes receivable from participants are valued at cost plus any accrued but unpaid interest.

(i)	Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange or in the over-the-counter market. Fair value for shares of mutual and common/collective trust funds is the net asset value of those shares or units, as determined by the respective funds.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

(b)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(c)	Fully Benefit-Responsive Investment Contracts

As described in the Financial Accounting Standards Board (FASB) issued Staff Position, FASB Accounting Standards Codification (ASC) 946-210-45, Financial Services – Investment Companies, Balance Sheet – Other Presentation Matters (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis for fully benefit-responsive contracts.

The Plan invests in a common/collective trust fund, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts. The Plan reports the Vanguard Retirement Savings Trust fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contracts of $(3,874,108) and $(3,243,638) as of December 31, 2012 and 2011, respectively, in the accompanying statements of net assets available for benefits.

6	(Continued)

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2012 and 2011

(d)	Payment of Benefits

Benefit payments are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(f)	Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which is intended to create consistency between U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments include clarification on the application of certain existing fair value measurement guidance and expanded disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The Plan adopted the provisions of the standard for the year ended December 31, 2012. The adoption of this standard did not have a material effect on the Plan’s financial statements.

(3)	Fair Value Measurements

ASC 820, Fair Value Measurements, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

7	(Continued)

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2012 and 2011

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012 and 2011 (Level 1, 2, and 3 inputs are defined above):

	Assets at fair value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stock	$57,290,672	$—	$—	$57,290,672
Mutual funds
Bonds	53,591,810	—	—	53,591,810
Domestic equity	109,086,903	—	—	109,086,903
International equity	25,632,485	—	—	25,632,485
Money market funds	223,452	—	—	223,452
Common/collective trusts
Equity mutual funds	—	146,519,451	—	146,519,451
Short duration fixed income funds	—	76,955,069	—	76,955,069

Total investments measured at fair value	$245,825,322	$223,474,520	$—	$469,299,842

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stock	$54,771,922	$—	$—	$54,771,922
Mutual funds
Bonds	46,221,226	—	—	46,221,226
Domestic equity	222,239,024	—	—	222,239,024
International equity	22,166,227	—	—	22,166,227
Money market funds	222,993	—	—	222,993
Common/collective trusts
Short duration fixed income funds	—	70,047,338	—	70,047,338

Total investments measured at fair value	$345,621,392	$70,047,338	$—	$415,668,730

Common stocks traded on national exchanges are valued at their closing market prices. Mutual funds are valued at their quoted net asset value.

The common/collective trust fund is made up of investments in traditional contracts issued by insurance companies and banks, alternative investment contracts, and short-term investments. For traditional investment contracts, fair value is determined by calculating the present value of expected future cash flows for each contract. A contract represents contributions made plus interest accrued at the contract rate, less withdrawals. The fair value for alternative investment contracts is determined by aggregating the market value of the underlying investment in Vanguard mutual funds and bond trusts plus the value of the wrap contract, if any. The investments in mutual funds are valued at the net asset value of each fund or trust determined as of the close of the NYSE on the valuation date. Short-term investments are made up of investments in Vanguard’s Prime Money Market fund, which is valued from quoted net asset values.

8	(Continued)

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2012 and 2011

For the years ended December 31, 2012 and 2011, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value. The Plan had significant transfers between Levels 1 and 2 during the periods. In March 2012, eleven Target Retirement Funds were exchanged for the equivalent Target Retirement Trusts. The underlying investments in Target Retirement Trusts are the same as Target Retirement Funds. Target Retirement Trusts are collective trust investments.

(4)	Significant Investments

Individual investments that represent 5% or more of net assets available for benefits were as follows:

	December 31
	2012	2011
Mutual funds:
Vanguard Institutional Index Fund	$34,401,999	$30,052,812
Vanguard PRIMECAP Fund	28,103,266	27,140,986
Common / Collective Trust funds:
Vanguard Target Retirement 2015 Fund	24,351,735	21,943,158
Vanguard Target Retirement 2020 Fund	34,817,449	31,751,474
Vanguard Target Retirement 2025 Fund*	25,129,107	20,601,170
PIMCO Total Return Fund Institutional Class	36,424,327	33,484,843
Vanguard Retirement Savings Master Trust	76,955,069	70,047,338
Mosaic Stock Fund	57,290,672	54,771,922

*	Represents an investment that is less than 5% of the Plan’s net assets available for benefits at December 31, 2011.

(5)	Federal Income Tax Status

The Plan has received a determination letter from the IRS dated October 18, 2010 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore, the Plan, as amended, is qualified and is tax-exempt.

9	(Continued)

MOSAIC INVESTMENT PLAN

Plan No. 004

Notes to Financial Statements

December 31, 2012 and 2011

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.

The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

A portion of the Plan’s net assets is invested in the common stock of the Company. At December 31, 2012 and 2011, approximately 12% and 13%, respectively, of the Plan’s total assets were invested in the Company’s common stock. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

(7)	Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied. Vanguard Fiduciary Trust Company is a party-in-interest as defined by ERISA as a result of being trustee of the Plan. The Plan invests in funds managed by Vanguard Fiduciary Trust Company. The Plan also engages in transactions involving the acquisition or disposition of common stock of the Company, a party-in-interest with respect to the Plan. The Plan also engages in loans to participants. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

(8)	Subsequent Events

The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 27, 2013, the date at which financial statements were available to be issued, and determined there were no other items to disclose.

10	(Continued)

SUPPLEMENTAL SCHEDULE

Schedule

MOSAIC INVESTMENT PLAN

Plan No. 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer		Number of shares	Current value
T. Rowe Price Trust Co	T. Rowe Price Small-Cap Stock Fund	1,197,625	$18,084,144
PIMCO	PIMCO Total Return Fund Institutional Class	3,240,598	36,424,327
Vanguard Fiduciary Trust Company*	Vanguard Total Bond Market Index Fund	830,217	9,207,108
	Vanguard Prime Money Market Fund	223,452	223,452
	Vanguard Retirement Savings Master Trust	73,080,961	76,955,069
	Vanguard Institutional Index Fund	263,576	34,401,999
	Vanguard PRIMECAP Fund	389,944	28,103,266
	Vanguard Windsor II Fund	450,802	23,500,305
	Vanguard Small-Cap Index Fund	143,104	4,997,189
	Vanguard Target Retirement Income Fund	368,143	9,796,293
	Vanguard Target Retirement 2010 Trust Fund	225,550	5,363,578
	Vanguard Target Retirement 2015 Trust Fund	1,068,059	24,351,735
	Vanguard Target Retirement 2020 Trust Fund	1,595,667	34,817,449
	Vanguard Target Retirement 2025 Trust Fund	1,198,908	25,129,107
	Vanguard Target Retirement 2030 Trust Fund	833,308	16,749,493
	Vanguard Target Retirement 2035 Trust Fund	586,055	11,551,145
	Vanguard Target Retirement 2040 Trust Fund	471,409	9,343,328
	Vanguard Target Retirement 2045 Trust Fund	287,042	5,686,311
	Vanguard Target Retirement 2050 Trust Fund	156,090	3,109,313
	Vanguard Target Retirement 2055 Trust Fund	23,285	621,699
	Vanguard Total International Stock Index Fund	230,705	23,112,054
	Vanguard Inflation-Protected Securities Fund	278,920	7,960,375
MFS	MFS Institutional International Equity Fund	130,931	2,520,431
The Mosaic Company*	Mosaic Stock Fund	1,011,666	57,290,672

			$469,299,842

N/A	Notes receivable from participants		$6,588,585

*	Indicates party-in-interest to the Plan
**	Historical cost is not required for participant directed accounts

See accompanying report of independent registered public accounting firm.

12

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth, State of Minnesota, on the 28th day of June, 2013.

MOSAIC INVESTMENT PLAN

By:	Global Benefits Committee, as Plan Administrator

By:	/s/ Corrine D. Ricard
Corrine D. Ricard, Chair

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X

E-1